August 26, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance,

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Kevin Stertzel

    Anne McConnell

Re:	HUBBELL INCORPORATED

Form 10-K for the Year ended December 31, 2019

Filed February 14, 2020

File No. 001-02958

Ladies and Gentlemen:

On behalf of Hubbell Incorporated, a Connecticut corporation (the “Company”), the following response is to the comment letter, dated July 16, 2020 (the “Comment Letter”), received by the Company on August 3, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the Company’s Form 10-K for the year ended December 31, 2019, filed February 14, 2020.

For ease of reference, we have reproduced the text of each of the Staff’s comments in bold-face, followed by the Company’s response. In the responses below, references to “we”, “our” and “us” refer to the Company.

Form 10-K for the Year Ended December 31, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Adjusted Operating Measures, page 21

1. We note your adjusted measures exclude amortization of intangible assets associated with business acquisitions. Please expand your disclosures in all future filings to more fully address the following:

•	Describe what amortization is being excluded from the measures [all amortization, step up], explain why it is being excluded, and identify the specific asset or assets the exclusions relate to.

•

Explain why you believe the measures are useful. We note you refer to core operations; however, it is not clear why you exclude amortization of intangible assets on that basis since the measures include revenue from core operations generated, in part, by acquired intangible assets.

•	Describe the limitations of the measures and clearly state that although amortization for intangible assets is being excluded, revenue generated, in part, from related assets in not being excluded.

Company’s Response:

The Company acknowledges the Staff’s comment and confirms that in future filings we will expand our disclosures to address these items. For illustrative purposes, the Company intends to incorporate the following disclosure within Management’s Discussion and Analysis of Financial Condition and Results of Operations, with appropriate modifications for the applicable reporting periods:

Adjusted operating measures exclude amortization of all intangible assets associated with our business acquisitions, including inventory step-up amortization associated with those acquisitions. The intangible assets associated with our business acquisitions arise from the allocation of the purchase price using the acquisition method of accounting in accordance with Accounting Standards Codification 805, “Business Combinations.” These assets consist primarily of customer relationships, developed technology, trademarks and tradenames, and patents, as reported in Note 6—Goodwill and Other Intangible Assets, under the heading “Total Definite-Lived Intangibles,” within the Company’s audited consolidated financial statements set forth in its Annual Report on Form 10-K for Fiscal Year Ended December 31, 20xx. The Company excludes these non-cash expenses because we believe it (i) enhances management’s and investors’ ability to analyze underlying business performance, (ii) facilitates comparisons of our financial results over multiple periods, and (iii) provides more relevant comparisons of our results with the results of other companies as the amortization expense associated with these assets may fluctuate significantly from period to period based on the timing, size, nature, and number of acquisitions. Although we exclude amortization of these acquired intangible assets and inventory step-up from our non-GAAP results, we believe that it is important for investors to understand that revenue generated, in part, from such intangibles is included within revenue in determining adjusted net income attributable to Hubbell Incorporated.

There are limitations to the use of non-GAAP measures. Non-GAAP measures do not present complete financial results. We compensate for this limitation by providing a reconciliation between our non-GAAP financial measures and the respective most directly comparable financial measure calculated and presented in accordance with GAAP. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies’ non-GAAP financial measures having the same or similar names. These financial measures should not be considered in isolation from, as substitutes for, or alternative measures of, reported GAAP financial results, and should be viewed in conjunction with the most comparable GAAP financial measures and the provided reconciliations thereto. We believe, however, that these non-GAAP financial measures, when viewed together with our GAAP results and related reconciliations, provide a more complete understanding of our business. We strongly encourage investors to review our consolidated financial statements and publicly filed reports in their entirety and not rely on any single financial measure.

2. In your reconciliations related to adjusted net income, we note you present adjustments, net of tax. Please revise your reconciliations in all future filings to reflect the impact of income taxes as a separate adjustment and to explain how the tax impact is calculated. Refer to Question 102.11 of the updated Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Company’s Response:

The Company acknowledges the Staff’s comment and confirms that, in future filings, it will present non-GAAP adjustments on a pre-tax basis, will present the impact of income taxes as a separate adjustment in the reconciliation table and will include a clear explanation of the adjustment.

For illustrative purposes, the Company intends to incorporate the following presentation within Management’s Discussion and Analysis of Financial Condition and Results of Operations, with appropriate modifications for the applicable reporting periods:

	For the Year Ended December 31,
	2019	% of Net sales	2018	% of Net sales
Net income attributable to Hubbell (GAAP measure)	$400.9		$360.2
Amortization of acquisition-related intangible assets	72.1		75.9
Gain on disposition of business	(21.7)		—
Multi-employer pension expense	8.5		—
Loss on investment	5.0		—
Aclara transaction costs	—		12.8
Loss on early extinguishment of debt	—		—
Total pre-tax adjustments to net income	$63.9		$88.7
Income tax effects (1)	(19.1)		(20.9)
Adjusted net income attributable to Hubbell	$445.7		$428.0
Less: Earnings allocated to participating securities	(1.7)		(1.5)
Adjusted net income available to common shareholders	$444.0		$426.5
Average number of diluted shares outstanding	54.7		54.9
ADJUSTED EARNINGS PER SHARE — DILUTED	$8.12		$7.77

(1)

The income tax effects are calculated using the statutory tax rate, taking into consideration the nature of the item and the relevant taxing jurisdiction, unless otherwise noted. For 2019, the gain on the disposition of business was not taxable in the jurisdiction of sale but resulted in additional U.S. and Canadian tax and adjustments were made accordingly. Furthermore, no tax effects are reflected for the loss on investment because the Company recorded a full valuation allowance against the loss based on its evaluation that it is more likely than not that the benefit of the realized loss will not be recognized for tax purposes.

3. We note your Results of Operations discussion refers to the term “organic” in the context of net sales growth and volumes. It appears your measure “organic net sales” represents a non-GAAP financial measure and it is unclear how the measure is determined, particularly what the measure excludes. Please expand your disclosure in all future filings to clearly describe your definition of “organic net sales” and provide all the information required by Item 10(e) of Regulation S-K.

Company’s Response:

The Company acknowledges the Staff’s comment and confirms that, in future filings, it will clearly define “organic net sales” and provide information required by Item 10(e) of Regulation S-K. For illustrative purposes, the Company will include the following definition of “organic net sales” and reconciliations pursuant to Item 10(e) of Regulation S-K within the Management’s Discussion and Analysis of Financial Condition and Results of Operations section, with appropriate modifications for the applicable reporting periods:

Organic net sales, a non-GAAP measure, represent net sales according to U.S. GAAP, less net sales from acquisitions and divestitures during the first twelve months of ownership or divestiture, respectively, less the effect of fluctuations in net sales from foreign currency exchange. The period-over-period effect of fluctuations in net sales from foreign currency exchange is calculated as the difference between local currency net sales of the prior period translated at the current period exchange rate as compared to the same local currency net sales translated at the prior period exchange rate. We believe this measure provides management and investors with a more complete understanding of underlying operating results and trends of established, ongoing operations by excluding the effect of acquisitions, dispositions and foreign currency, as these activities can obscure underlying trends.

When comparing net sales growth between periods excluding the effects of acquisitions, business dispositions and currency exchange rates, those effects are different when comparing results for different periods. For example, because net sales from acquisitions are considered inorganic from the date we complete an acquisition through the end of the first year following the acquisition, net sales from such acquisition are reflected as organic net sales thereafter.

	For the Year Ended December 31,
Hubbell Incorporated	2019	Inc/(Dec)	2018	lnc/(Dec)
Net sales growth (GAAP measure)	$109.3	2.4%	$812.9	22.2%
Impact of acquisitions	54.4	1.2%	652.0	17.8%
Impact of divestitures	(17.1)	(0.4)%	—	0.0%
Foreign currency exchange	(17.4)	(0.4)%	(1.1)	0.0%
Organic net sales growth (non-GAAP measure)	$89.4	2.0%	$162.0	4.4%

Electrical Solutions
Net sales growth (GAAP measure)	$(34.9)	(1.3)%	$127.8	5.0%
Impact of acquisitions	3.1	0.1%	9.1	0.4%
Impact of divestitures	(17.1)	(0.6)%	—	0.0%
Foreign currency exchange	(9.8)	(0.4)%	3.4	0.1%
Organic net sales growth (non-GAAP measure)	$(11.1)	(0.4)%	$115.3	4.6%

Utility Solutions
Net sales growth (GAAP measure)	$144.2	7.9%	$685.1	60.3%
Impact of acquisitions	51.4	2.8%	642.9	56.6%
Impact of divestitures	0.0	0.0%	—	0.0%
Foreign currency exchange	(7.6)	(0.4)%	(4.5)	(0.4)%
Organic net sales growth (non-GAAP measure)	$100.4	5.5%	$46.7	4.1%

***

If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at wsperry@hubbell.com or 475-882-4293.

Sincerely,

HUBBELL INCORPORATED

/s/ William R. Sperry
Executive Vice President, Chief Financial Officer

cc:	Katherine A. Lane, Vice President, General Counsel & Secretary

Ira N. Rosner, Esq., Holland & Knight LLP

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